UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

INDIEPUB ENTERTAINMENT, INC.
(f/k/a ZOO ENTERTAINMENT, INC.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98978F108
(CUSIP Number)

David E. Smith
c/o Coast Asset Management, LLC
11150 Santa Monica Bouldvard, Suite 1400
Los Angeles, California 90025
(310) 576-3502
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 55,531,908 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 55,531,908 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,531,908 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 53,327,829 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 53,327,829 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,327,829 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 53,327,829 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 53,327,829 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,327,829 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

This Amendment No. 15 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on March 8, 2010, (ii) Amendment No. 2 thereto, filed with the SEC on June 10, 2010, (iii) Amendment No. 3 thereto, filed with the SEC on July 26, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on January 25, 2012, (v) Amendment No. 5 thereto, filed with the SEC on February 3, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on March 7, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on March 15, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on March 28, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on May 11, 2012, (x) Amendment No. 10 thereto, filed with the SEC on June 15, 2012, (xi) Amendment No. 11 thereto, filed with the SEC on August 1, 2012, (xii) Amendment No. 12 thereto, filed with the SEC on September 18, 2012, (xiii) Amendment No. 13 thereto filed with the SEC on December 3, 2012 and (xiv) Amendment No. 14 thereto filed with the SEC on February 19, 2013 (together, this “Schedule 13D”), by certain of the Reporting Persons, with respect to the common stock, par value $0.001 per share (“Common Stock”), of indiePub Entertainment, Inc., a Delaware corporation formerly known as Zoo Entertainment, Inc. (“Zoo Entertainment”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 15) shall not be construed to be an admission by any person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to include the following information:

As previously disclosed in this Schedule 13D, on March 9, 2012, Zoo Entertainment, Zoo Games, Inc., a Delaware corporation, Zoo Publishing, Inc., a New Jersey corporation, and indiePub, Inc., a Delaware corporation, as borrowers (collectively, the “Borrowers”), entered into a Loan and Security Agreement (as amended on July 30, 2012 by the First Amendment thereto (the “First Amendment”), and as further amended, modified, supplemented or restated from time to time, the “Loan Agreement”) with MMB Holdings LLC, a Delaware limited liability company (“MMB”), as lender.  Under the Loan Agreement, MMB may, at any time and from time to time, elect to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrowers to MMB) into shares of Common Stock, subject to adjustment for stock dividends and other similar transactions.

On February 26, 2013, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $215,000.00.

On March 11, 2013, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $175,000.00.

On April 12, 2013, MMB and the Borrowers entered into a Sixth Amendment to the Loan Agreement (the “Sixth Amendment”) to permit the Borrowers to borrow up to an aggregate additional principal amount of $600,000 under the Loan Agreement. Concurrently with the execution and delivery of the Sixth Amendment, MMB made a loan under the Loan Agreement to the Borrowers in the principal amount of $100,000.

After giving effect to such loans and all prior loans and capitalization of interest, the current outstanding principal balance under the Loan Agreement is approximately $7,631,110.  If the entirety of such outstanding principal balance (plus capitalized interest) were converted into shares of Common Stock pursuant to the Loan Agreement at the Conversion Price, MMB would receive, in the aggregate, 53,327,829 shares of Common Stock, subject to adjustment for stock dividends and other similar transactions.  The actual number of shares (if any) that MMB may receive in connection with any exercise of its conversion rights under the Loan Agreement may be higher or lower depending upon, among other factors, (x) whether MMB elects to convert less than the full amount that MMB is entitled to convert under the Loan Agreement, and (y) whether any additional accrued or unpaid interest or unreimbursed costs owed by the Borrowers to MMB is capitalized from time to time into the loan balance instead of paid to MMB in cash.

The foregoing description of the Loan Agreement (including the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment) is a summary only and is qualified in its entirety by reference to the full text thereof, which are filed, respectively as exhibits to this Schedule 13D and are hereby incorporated herein by reference.

Item 4.            Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

The purpose of the Second Amendment through Sixth Amendments is to assist the Borrowers with their liquidity needs, including by providing working capital to the Borrowers.

MMB may at any time and from time to time, for any reason or no reason at all, exercise its rights under the Loan Agreement to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrower to MMB) into shares of Common Stock pursuant to the Loan Agreement.  Factors that MMB might consider when determining whether to exercise any such rights include the financial condition of the Borrowers, the future prospects of the Borrowers, the availability of additional financing by the Borrowers from other sources, the possibility of an extraordinary transaction involving any of the Borrowers, and any need or desire on the part of MMB to redeem, in whole or in part, the interests in MMB of one or more owners of MMB.

Item 5.            Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)
MMB beneficially owns, in the aggregate, 53,327,829 shares of Common Stock (the “MMB Shares”), representing approximately 83.7% of the outstanding Common Stock.1 The MMB Shares are comprised of 53,327,829 shares of Common Stock receivable by MMB upon conversion pursuant to the Loan Agreement of the current outstanding principal balance owed by the Borrowers under the Loan Agreement.

As the managing member of MMB, Mojobear Capital LLC, a Delaware limited liability company (“Mojobear”), may be deemed to beneficially own the MMB Shares.  Except to the extent it is deemed to beneficially own the MMB Shares, Mojobear does not beneficially own any Common Stock.

Shamus, LLC, a Delaware limited liability company (“Shamus”), beneficially owns, in the aggregate, 2,199,418 shares of Common Stock (the “Shamus Shares”), representing approximately 20.4% of the outstanding Common Stock.  As the sole member of Shamus, The Coast Fund L.P., a Cayman Islands limited partnership (the “Coast Fund”), may be deemed to beneficially own the Shamus Shares.  Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd., a Cayman Islands company (“Coast Offshore Management”), may be deemed to beneficially own all shares of Common Stock that the Coast Fund may be deemed to beneficially own (including the Shamus Shares).  Except to the extent it is deemed to beneficially own the Shamus Shares, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the managing member of Mojobear, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Mojobear may be deemed to beneficially own (including the MMB Shares).  In addition, as the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Coast Offshore Management may be deemed to beneficially own (including the Shamus

1 All calculations of percentage ownership in this Schedule 13D are based on approximately (i) 10,399,525 shares of Common Stock outstanding as of November 10, 2012, as reported in the Quarterly Report on Form 10-Q filed by Zoo Entertainment with the SEC on November 14, 2012, plus (ii) in the case the ownership being reported includes options or warrants that are exercisable within 60 days, the shares issuable upon exercise of such options or warrants, plus (iii) in the case of the loans under the Loan Agreement, the shares issuable upon conversion of the outstanding principal amount of such loans pursuant to the Loan Agreement.

Shares).  In addition, as the president of Coast Asset Management, LLC, a Delaware limited liability company (“CAM”), Mr. Smith may be deemed to beneficially own 4,661 shares of Common Stock held by CAM (the “CAM Shares”).  Accordingly, Mr. Smith may be deemed to beneficially own, in the aggregate, 55,531,908 shares of Common Stock, representing approximately 86.7% of the outstanding Common Stock.

MMB may be deemed to share the power to vote and dispose of the MMB Shares with Mojobear and Mr. Smith.  Shamus may be deemed to share the power to vote and dispose of the Shamus Shares with the Coast Fund, Coast Offshore Management and Mr. Smith.  Mr. Smith may be deemed to share the power to vote and dispose of the CAM Shares with CAM.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit
XII
Sixth Amendment to Loan and Security Agreement, dated as of April 12, 2013, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013	DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.
By:	COAST OFFSHORE MANAGEMENT (CAYMAN) LTD., its managing general partner
By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC.
By:	THE COAST FUND L.P., its sole member
By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner
By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

MMB HOLDINGS LLC
By:	MOJOBEAR CAPITAL LLC, its managing member
By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

MOJOBEAR CAPITAL LLC

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
I
Loan and Security Agreement, dated as of March 9, 2012, by and among Zoo Entertainment, Inc., Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 7 to Schedule 13D, which in turn was filed with the SEC on March 15, 2012).

II
Warrant, dated as of March 9, 2012, by Zoo Entertainment, Inc., in favor of MMB Holdings LLC (filed as an exhibit to Amendment No. 7 to Schedule 13D, which in turn was filed with the SEC on March 15, 2012).

III
Joint Filing Agreement, dated as of March 9, 2012, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., Coast Medina, LLC, MMB Holdings LLC, and Mojobear Capital LLC (filed as an exhibit to Amendment No. 7 to Schedule 13D, which in turn was filed with the SEC on March 15, 2012).

IV
Redemption Agreement, dated as of May 8, 2012, by and among the members of MMB Holdings LLC (filed as an exhibit to Amendment No. 9 to Schedule 13D, which in turn was filed with the SEC on May 11, 2012).

V
Joint Filing Agreement, dated as of May 8, 2012, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., Coast Medina, LLC, Shamus, LLC, MMB Holdings LLC, and Mojobear Capital LLC (filed as an exhibit to Amendment No. 9 to Schedule 13D, which in turn was filed with the SEC on May 11, 2012).

VI
First Amendment to Loan and Security Agreement, dated as of July 30, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 11 to Schedule 13D, which in turn was filed with the SEC on August 1, 2012).

VII
Warrant, dated as of July 30, 2012, by indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.) in favor of MMB Holdings LLC (filed as an exhibit to Amendment No. 11 to Schedule 13D, which in turn was filed with the SEC on August 1, 2012).

VIII
Second Amendment to Loan and Security Agreement, dated as of November 9, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 13 to Schedule 13D, which in turn was filed with the SEC on December 3, 2012).

IX
Third Amendment to Loan and Security Agreement, dated as of November 28, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 13 to Schedule 13D, which in turn was filed with the SEC on December 3, 2012).

X
Fourth Amendment to Loan and Security Agreement, dated as of February 6, 2013, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 14 to Schedule 13D, which in turn was filed with the SEC on February 19, 2013).

XI	Fifth Amendment to Loan and Security Agreement, dated as of February 14, 2013, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 14 to Schedule 13D, which in turn was filed with the SEC on February 19, 2013).
XII
Sixth Amendment to Loan and Security Agreement, dated as of April 12, 2013, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).

EXHIBIT XII
SIXTH AMENDMENT TO
LOAN AND SECURITY AGREEMENT

THIS SIXTH AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Sixth Amendment”) effective as of April 12, 2013 (the “Sixth Amendment Date”), among INDIEPUB ENTERTAINMENT, INC., a Delaware corporation (formerly known as ZOO ENTERTAINMENT, Inc.) (“indiePub Entertainment”), ZOO GAMES, INC., a Delaware corporation (“Zoo Games”), ZOO PUBLISHING, INC., a New Jersey corporation (“Zoo Publishing”), and INDIEPUB, INC., a Delaware corporation (“indiePub,” and, together with indiePub Entertainment, Zoo Games and Zoo Publishing, the “Borrowers”), and MMB HOLDINGS LLC, a Delaware limited liability company (the “Lender”).

Recitals

WHEREAS, the Borrowers have borrowed from Lender and Lender has lent to Borrower the principal sum of Seven Million Five Hundred Thirty-One Thousand One Hundred Ten Dollars ($7,531,110) (plus capitalized interest as provided herein and therein) pursuant to that certain Loan and Security Agreement, dated as of March 9, 2012, as amended by that certain First Amendment thereto, dated as of July 30, 2012 (the “First Amendment”), that certain Second Amendment thereto, dated as of November 9, 2012 (the “Second Amendment”), that certain Third Amendment thereto, dated as of November 28, 2012 (the “Third Amendment”), that certain Fourth Amendment thereto, dated as of February 7, 2013 (the “Fourth Amendment”) and that certain Fifth Amendment thereto, dated as of February 7, 2013 (the “Fifth Amendment”) (as further amended, restated, modified or supplemented from time to time, including by this Sixth Amendment, the “Loan Agreement”), and evidenced by that certain Secured Promissory Note, made as of March 9, 2012 by the Borrowers in favor of Lender (the “Initial Promissory Note”), that additional Secured Promissory Note, made as of July 30, 2012 by the Borrowers in favor of Lender (the “Additional Promissory Note”), that additional Secured Promissory Note, made as of November 9, 2012 by the Borrowers in favor of Lender (the “Second Additional Promissory Note”),  that additional Secured Promissory Note, made as of November 28, 2012 by the Borrowers in favor of Lender (the “Third Additional Promissory Note”), and that additional Secured Promissory Note, made as of February 7, 2013 by the Borrowers in favor of Lender (the “Fourth Additional Promissory Note”);

WHEREAS, the Borrowers desire to borrow from Lender additional sums up to an aggregate amount not to exceed Six Hundred Thousand Dollars ($600,000) for the purposes permitted under the Loan Agreement; and

WHEREAS, Lender is willing to make such additional loans up to an aggregate amount not to exceed Six Hundred Thousand Dollars ($600,000) as Drawdowns and upon the terms and conditions set forth herein (collectively, the “Fifth Additional Loans”).

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby covenant and agree as follows:

1.           Defined Terms.  Capitalized terms used but not defined in this Sixth Amendment shall have the meanings assigned to them in the Loan Agreement.

2.           Amendments to Loan Agreement.

(a)           The Loans.  All references to the “Loans” in the Loan Agreement and herein shall include (i) the original loans from the Lender to the Borrowers pursuant to the Loan Agreement and evidenced by the Initial Promissory Note in an aggregate principal amount as of the Sixth Amendment Date of Four Million Three Hundred Eighty-One Thousand One Hundred Ten Dollars ($4,381,110), plus capitalized interest as provided herein and therein (the “Original Loans”), (ii) the additional loans from the Lender to the Borrowers pursuant to the First Amendment and evidenced by the Additional Promissory Note in an aggregate principal amount as of the Sixth Amendment Date of One Million Six Hundred Thousand Dollars ($1,600,000), plus capitalized interest as provided herein and therein (the “Additional Loans”), (iii) the additional loans from the Lender to the Borrowers pursuant to the Second Amendment and evidenced by the Second Additional Promissory Note in an aggregate principal amount as of the Sixth Amendment Date of One Hundred Fifty Thousand Dollars ($150,000), plus capitalized interest as provided herein and therein (the “Second Additional Loans”), (iv) the additional loans from the Lender to the Borrowers pursuant to the Third Amendment and evidenced by the Third Additional Promissory Note in an aggregate principal amount as of the Sixth Amendment Date of Eight Hundred Fifty Thousand Dollars ($850,000), plus capitalized interest as provided herein and therein (the “Third Additional Loans”), , (v) the additional loans from the Lender to the Borrowers pursuant to the Fourth Amendment and evidenced by the Third Additional Promissory Note in an aggregate principal amount as of the Sixth Amendment Date of Five Hundred Fifty Thousand Dollars ($550,000), plus capitalized interest as provided herein and therein (the “Fourth Additional Loans”) and (vi) the Fifth Additional Loans, plus capitalized interest as provided herein and therein.  Subject to, and upon all of the terms and conditions set forth in the Loan Agreement and herein and in reliance on the representations and warranties set forth herein and therein, the Lender agrees to make the Fourth Additional Loans to the Borrowers as Drawdowns.

(b)           Other Amendments to the Loan Agreement.

(i)           The following definitions set forth in Section 1.1 of the Loan Agreement are hereby amended and restated in its entirety as follows:

Remaining Drawdown Amount:  as of any date of determination, the excess of (x) Eight Million One Hundred Thirty-One Thousand One Hundred Ten Dollars ($8,131,110) over (y) the sum of (i) the Factoring Agreement Rollover Advance, (ii) the Initial Advance and (iii) all Drawdowns.

(ii)           Section 2.1(a)(iii) of the Loan Agreement is hereby amended and restated in its entirety as follows:

(iii)     subject to the satisfaction of the conditions set forth in Section 3.2, the Lender shall make additional Loans to the Borrower from time to time (each such additional Loan, a “Drawdown”), up to an aggregate amount not to exceed Five Million Seven Hundred Sixteen Thousand Nine Hundred Fifty Two ($5,716,952) (the “Maximum Drawdown Amount”), which the Borrowers shall use solely for purposes approved by the Lender in its sole discretion.

3.           Conditions Precedent to Fourth Additional Loans. The obligation of the Lender to make the Fourth Additional Loans as Drawdowns shall be subject to the satisfaction (or waiver in accordance with Section 9.2 of the Loan Agreement) on and as of the date of such Drawdown of (x) all of the conditions precedent set forth in Section 3.2 of the Loan Agreement with respect thereto, and (y) the receipt by the Lender of a promissory note, dated as of the Sixth Amendment Date substantially in the form of Exhibit A hereto, which shall evidence the Borrowers’ obligation to pay the principal of, interest on, and other amounts owing under the Fourth Additional Loans (the “Fourth Additional Promissory Note”) and which shall be (i) an original or facsimile (followed promptly by an original) unless otherwise specified, (ii) properly and duly authorized, executed and delivered by the signing Borrower and each other party thereto, (iii) in form and substance satisfactory to the Lender (in its sole discretion), and (iv) a “Loan Document” as such term is defined the Loan Agreement.

4.           Representations and Warranties. Each of the Borrowers hereby jointly and severally represents, warrants and covenants to the Lender as of the Sixth Amendment Date and each Drawdown Date occurring after the Sixth Amendment Date that:

(a)           all of the conditions specified in Section 3.2 of the Loan Agreement have been satisfied in respect of any Drawdown to be funded on such date;

(b)           each of the Borrowers is Solvent, both before and after giving effect to each advance of the Loans (including the Fourth Additional Loans);

(c)           no Material Adverse Effect has occurred since the Closing Date; and

(d)           except as set forth in the Fourth Amendment, no Default or Event of Default has occurred and is continuing.

5.           Reaffirmation. Each Borrower hereby (a) reaffirms, ratifies, confirms, and acknowledges its obligations under the Loan Agreement, and all the other Loan Documents, and agrees to continue to be bound thereby and perform thereunder, (b) agrees and acknowledges that all such Loan Documents and all of Borrower’s obligations thereunder are and remain in full force and effect and, except as expressly provided herein, have not been modified.  Except as expressly provided herein, nothing in this Sixth Amendment shall alter or affect any provision, condition, or covenant contained in the Loan Agreement or other Loan Documents or affect or impair any rights, powers, or remedies of the Lender, it being the intent of the parties hereto that the provisions of the Loan Agreement and other Loan Documents shall continue in full force and effect except as expressly modified hereby.  Without limiting the foregoing, each Borrower hereby confirms that the Borrowers’ obligations with respect to the Fourth Additional Loan and the Fourth Additional Promissory Note constitute Obligations secured by the Collateral.

6.           Miscellaneous.

(a)           Controlling Provisions.  In the event of any inconsistencies between the provisions of this Sixth Amendment and the provisions of any other Loan Document, the provisions of this Sixth Amendment shall govern and prevail.  Except as expressly modified by this Sixth Amendment, the Loan Documents shall not be modified and shall remain in full force and effect.

(b)           Counterparts; Integration; Effectiveness.  This Sixth Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Sixth Amendment and the other Loan Documents constitute the entire agreement among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 3 hereof, this Sixth Amendment shall become effective when it shall have been executed by the Borrowers and the Lender.  Delivery of an executed counterpart of a signature page of this Sixth Amendment by telecopy or by e-mail of a PDF or similar electronic image file shall be effective as delivery of a manually executed counterpart of this Sixth Amendment.

(c)           Severability.  Any provision of this Sixth Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(d)           Further Assurances.  At Lender’s request, Borrower shall promptly execute any other document or instrument and/or seek any consent or agreement from any third party that Lender reasonably determines is necessary to evidence or further, or is otherwise relevant to, the intent of the parties, as set forth in this Sixth Amendment, provided that the same shall not result in a decrease of the rights of Borrower or result in an increase in Borrower’s obligations under the Loan Documents.

(e)           GOVERNING LAW.  PURSUANT TO SECTION 9.9 OF THE LOAN AGREEMENT, THIS SIXTH AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

(f)           No Third Parties Benefited.  This Sixth Amendment is made and entered into for the sole protection and legal benefit of the Borrowers and Lender and their permitted successors and assigns, and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Sixth Amendment or any of the other Loan Documents.

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IN WITNESS WHEREOF, the parties hereto have executed this Sixth Amendment as of the date first written above.

BORROWERS: INDIEPUB ENTERTAINMENT, INC.

By:	/s/Ray Schaaf
Name: Ray Schaaf
Title: Chief Executive Officer and President

ZOO GAMES, INC.

By:	/s/Ray Schaaf
Name: Ray Schaaf
Title: Chief Executive Officer and President

ZOO PUBLISHING, INC.

By:	/s/Ray Schaaf
Name: Ray Schaaf
Title: Chief Executive Officer and President

INDIEPUB, INC.

By:	/s/Ray Schaaf
Name: Ray Schaaf
Title: Chief Executive Officer and President

[Signature Page – Sixth Amendment to Loan and Security Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Sixth Amendment as of the date first written above.

LENDER: MMB HOLDINGS LLC
By:	MOJOBEAR CAPITAL LLC, its managing member
By:	/s/David E. Smith
Name:	David E. Smith
Title:	Managing Member